Exhibit 99.1
For Immediate Release
Special Committee of Qiao Xing Mobile Communication Co., Ltd. is Not Expressing
Any Opinion With Respect to Parent Company’s Scheme of Arrangement

Beijing, China (April 4, 2011) —The Special Committee (the “Committee”) of the board of directors of Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM — News) (“QXM” or the “Company”), a manufacturer of mobile handsets in the People’s Republic of China, today announced that it is not making any recommendation to the board of directors of QXM (the “QXM Board”) and will remain neutral with respect to the proposal by Qiao Xing Universal Resources, Inc. (“XING”) to acquire all of the outstanding ordinary shares of QXM, other than those shares held by XING (the “Minority Shares”), by way of a scheme of arrangement (the “Scheme”) under Subsection 179A of the British Virgin Islands (“BVI”) Business Companies Act, 2004 (as amended) in a “going private” transaction. Pursuant to the Scheme, XING is offering (i) $0.80 in cash (as adjusted for any stock splits, stock dividends or similar adjustments to the outstanding shares) plus (ii) 1.9 shares (as adjusted for any stock splits, stock dividends or similar adjustments to the outstanding shares) of XING common stock (“XING Common”) per QXM ordinary share (net of applicable withholding tax, if any, and subject to reduction to the extent any dividend or other distribution is made or paid on or prior to the effectiveness of the Scheme) (the “Scheme Consideration”).
The Eastern Caribbean Supreme Court, in the High Court of Justice Virgin Islands, Commercial Division (the “Court”) has directed that a meeting of QXM shareholders be convened for the purpose of approving the Scheme (the “Court Meeting”). The Court Meeting will be held on April 7, 2011 at 10:00 a.m., local time, at 33/F Edinburgh Tower, 15 Queen’s Road Central, Hong Kong.
The Committee is not making any recommendation to the QXM Board with respect to whether it should recommend that QXM shareholders vote in favor of, or against, the Scheme. The Committee urges each shareholder to make its own investment decision regarding the Scheme based on all available information, in light of the shareholder’s own investment objectives, the shareholder’s views on the financial prospects of QXM and XING, respectively, the factors considered by the Committee (described below), and any other factors the shareholder considers relevant to his, her or its investment decision.
As discussed below, the Committee did not receive a fairness opinion with respect to the Scheme Consideration and did not have a financial advisor.
In reaching its determination and its decision as described above, the Committee considered a number of factors, including the following.

Limitations Created by XING’s Ownership
The Committee considered the positive and negative factors described below in the context of the limitations on QXM created by XING’s majority ownership of the ordinary shares of QXM (“QXM Stock”). These limitations include:
•	XING has stated that it is not interested in selling its majority position in QXM or any portion thereof;

•	XING has stated that it has no intention of changing the terms of the Scheme, including the Scheme Consideration; and

•	XING’s ability to ultimately determine the strategic and operational alternatives available to QXM.
Negative Factors
The Committee viewed the following factors as being generally unfavorable with respect to the Scheme.
Refusal to Negotiate. The Scheme is not conditioned upon a favorable recommendation by the Committee, and XING has indicated that it has no intention of changing the terms of the Scheme.
No Third Party Proposals Against Which to Evaluate the Scheme Consideration. The Committee has not contacted any third parties or been contacted by any third parties regarding competing acquisition proposals for QXM or other alternative strategic transactions for QXM. Given XING’s controlling ownership position in QXM and its indications that it does not intend to sell its equity position in QXM, it is unlikely that any feasible competing acquisition proposals will emerge. Therefore, the Scheme Consideration has not been measured against the potential valuation of QXM Stock available in any alternative transaction.
XING’s Operating History in the Resources Industry Started in 2007. In 2007, XING made the strategic decision to diversify into the resources industry. XING’s experience in resources is as follows:
•	In April 2009, XING acquired 100% of the equity of China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected economic residual returns from Chifeng Haozhou Mining Co., Ltd., a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China.

•	In December 2010, XING acquired a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. which owns a mining license for a lead-zinc-copper mine that covers 3.3233 square kilometers in Inner Mongolia, PRC.

•	In January 2011, XING acquired a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd., which owns an open-pit copper-molybdenum mine covering 14.38 square kilometers in Inner Mongolia, PRC.
Since a portion of the Scheme Consideration is payable in XING Common, XING’s ability to successfully operate its mining business will have a direct effect on the value of the XING Common received as Scheme Consideration.
No Appraisal Rights. The holders of the Minority Shares (the “Minority Shareholders”) do not have the right to seek judicial appraisal of their shares of QXM Stock in connection with the Scheme.

Supportive Factors
The Committee viewed the following factors as being generally favorable with respect to the Scheme.
Financial and Business Information relating to QXM. The Committee took into account the historical and current financial condition, results of operations, business and prospects of QXM, and operating performance, as well as the market valuation of QXM. In particular, the Committee noted that QXM is facing intense competition in the Chinese mobile handset market, and, on a year over year basis, QXM’s revenues and gross profit have been declining since 2007.
The Scheme Consideration Provides Shareholders the Ability to Participate in the Natural Resources Industry. While XING has only recently focused on natural resources mining, it appears that the natural resource industry in China and elsewhere has the potential for significant growth. Since the Scheme Consideration includes 1.9 shares of XING Common for each share of QXM Stock, QXM shareholders will be able to participate in any upside that results from XING’s recent focus on natural resources mining.
The Value of the Scheme Consideration Represents a Premium to Certain Recent Market Prices for QXM Stock. Based on the average closing price of the XING Common on the Nasdaq Global Market over the twelve-month period ended September 7, 2010, the last full trading day prior to the announcement of the Scheme Consideration on September 8, 2010 (the “Announcement”), the Scheme Consideration represents a premium of approximately 46% over the average closing price of the QXM Stock on the New York Stock Exchange (“NYSE”) over the twelve-month period ended September 7, 2010. Based on the closing price of the XING Common on the Nasdaq Global Market as of March 30, 2011 of $2.12, the Scheme Consideration represents a premium of approximately (i) 87% over the closing share price of the QXM Stock on the NYSE as of September 7, 2010, the last full trading day prior to the Announcement, (ii) 88% over the average closing share price of the QXM Stock on the NYSE for the one-month period prior to the Announcement and (iii) 62% over the average closing share price of the QXM Stock on the NYSE for the one-year period prior to the Announcement.
Lack of Strategic Alternatives. As discussed above, the Committee took into account the fact that XING currently owns a majority of the outstanding shares of QXM Stock, and that XING has stated that it is not interested in selling any of the QXM Stock beneficially owned by it.
Court Approval. The Scheme is subject to review and approval as to fairness by the Court.
Voting Requirements to Approve the Scheme. At the Court Meeting, all Minority Shareholders of record as of February 28, 2011 are entitled to vote on the Scheme. The affirmative vote of a majority in number of the Minority Shareholders present and voting, in person, by proxy or by corporate representative, at the Court Meeting, representing not less than 75% in value of the QXM ordinary shares held by the Minority Shareholders present and voting, in person, by proxy or by corporate representative, at the Court Meeting, is required to approve the Scheme. The presence, in person, by proxy or by corporate representative, at the Court Meeting of at least two Minority Shareholders holding one-third of the QXM ordinary shares held by all Minority Shareholders of record as of February 28, 2011 will constitute a quorum, which is necessary to hold the Court Meeting.

Investors should note that, while the voting requirements to approve the Scheme are fairly difficult to meet, because the quorum requirement is low and the voting thresholds are based only on (i) the number of Minority Shareholders present and voting and (ii) the value of QXM ordinary shares held by Minority Shareholders present and voting, the Scheme could theoretically be approved by a relatively small number of Minority Shareholders. Accordingly, shareholders are encouraged to be present and vote in person, by proxy or by corporate representative, at the Court Meeting,
Reduced Overhead. Implementation of the Scheme will end QXM’s reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, and will result in administrative cost savings.
Other Factors
The Special Committee Has Not Received a Fairness Opinion and Has Been Unable to Hire a Financial Advisor
Prior to the Announcement, the Committee retained an investment banking firm (the “Investment Banking Firm”) to assist the Committee in evaluating XING’s expected proposal to acquire the shares of QXM that it did not own through a BVI Scheme of Arrangement (the “Proposed Transaction”). The engagement letter with the Investment Banking Firm (the “Engagement Letter”) specified that the Committee requested that the Investment Banking Firm (i) provide a report setting out preliminary enterprise value ranges of QXM and XING based on limited scope analysis to be used for Proposed Transaction planning purposes (the “Report”) and (ii) render to the Committee a written report (the “Opinion”) as to whether the aggregate consideration to be received by the Minority Shareholders under the terms of the Proposed Transaction was fair to them from a financial point of view.
The QXM Board granted the Committee broad authority, including the power and authority to, among other things, determine on behalf of the QXM Board whether the Scheme is advisable and in the best interests of the Company and whether the Scheme is fair and equitable to the unaffiliated shareholders of QXM. In addition, the Committee was granted the authority to “retain for the benefit of the Company and the Company’s shareholders, in connection with the Proposed Transaction . . . at the Company’s sole expense, such financial, legal and other advisers as the Special Committee may deem in its sole discretion to be necessary or appropriate to assist and advise it in performing its responsibilities and duties delegated by the” QXM Board (“Hiring Authority”).
In November 2010, the Investment Banking Firm informed the Committee that, in attempting to evaluate the Scheme Consideration, it could not rely on customary financial analyses given that the Company’s internal financial forecasts project negative EBITDA for 2010, 2011 and 2012 and an ongoing depletion of cash in those years, and the Company’s management indicated that it is unable to prepare financial forecasts for periods beyond 2012. Accordingly, in light of the foregoing, among other things, the Investment Banking Firm informed the Committee that it was not in a position to render to the Committee an opinion as to whether or not the Scheme Consideration to be received by the Minority Shareholders is fair, from a financial point of view, to such holders. In making its presentation to the Committee, the Investment Banking Firm noted certain aspects of the Scheme, including that the Scheme Consideration did not appear to attribute any value to QXM’s business based on share price and financial information as of September 7, 2010. Because, as discussed below, the Committee has not been able to retain a financial advisor, it has not been able to appropriately evaluate that observation. The Investment Banking Firm did not deliver the Opinion or the Report to the Committee. After informing the Committee that it was not in a position to render an opinion, the Investment Banking Firm ceased providing services to the Committee, as it had not been retained to function as the Committee’s financial advisor.
As previously disclosed in December 2010, the Committee sought to retain a new investment banking firm to act as its financial advisor in connection with the Scheme. The Committee or a Committee member interviewed or had discussions with eight investment banking firms, but none were retained, for reasons ranging from lack of experience with transactions similar to the Scheme, and/or lack of experience with the industries in which QXM and XING operate, costs, and the fact that some investment banks declined the engagement.
In January 2011, the Committee resumed discussions with the Investment Banking Firm with respect to having the Investment Banking Firm serve as the Committee’s financial advisor in an effort to provide QXM shareholders with some level of independent financial analysis. The Committee signed an engagement letter (the “New Engagement Letter”) on the Company’s behalf and delivered the executed New Engagement Letter to the Investment Banking Firm on March 13, 2011 (Eastern Daylight Savings Time).
On March 14, 2011 (Eastern Daylight Savings Time), in accordance with the Committee’s Hiring Authority, counsel to the Committee sent the executed New Engagement Letter to QXM requesting payment of the amount due to the Investment Banking Firm upon execution of the New Engagement Letter. On March 17, 2010 (Eastern Daylight Savings Time), a representative of QXM stated that the Investment Banking Firm had withdrawn from the prior engagement with the Committee and that QXM was not going to arrange any payment until the Investment Banking Firm delivered a report about QXM’s valuation. As a result, the Committee does not have a financial advisor.
* * *
The foregoing discussion of the information, reasons, and factors considered by the Committee includes the material reasons and factors considered by the Committee, in light of its lack of access to financial advice. In view of the variety of reasons and factors considered in connection with its evaluation of the offer the Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by it, or make a determination that any factor was of particular importance. Rather, the Committee made its determinations based upon the totality of the information presented to and considered by it.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets. For more information, please visit http://www.qxmc.com .
Safe Harbor Statement
This announcement contains forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about the Committee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. All information provided in this press release is as of April 4, 2011, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Ms. Lucy Wang, Vice President
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 57315638
Email: wangjinglu@cectelecom.com